    VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II - SERIES A CUSIP - 920-944-204, VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II - SERIES B CUSIP - 920-944-303, VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II - SERIES C CUSIP - 920-944-402, VAN KAMPEN VALUE MUNICIPAL INCOME TRUST - SERIES A CUSIP - 921-132-205, VAN KAMPEN VALUE MUNICIPAL INCOME TRUST - SERIES B CUSIP - 921-132-304, VAN KAMPEN VALUE MUNICIPAL INCOME TRUST - SERIES C CUSIP - 921-132-403, VAN KAMPEN VALUE MUNICIPAL INCOME TRUST - SERIES D CUSIP - 921-132-502, VAN KAMPEN VALUE MUNICIPAL INCOME TRUST - SERIES E CUSIP - 921-132-601

                        NOTICE OF PROPOSED REORGANIZATION


     NOTICE IS HEREBY GIVEN that VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II ("MUNICIPAL OPPORTUNITY TRUST II") and VAN KAMPEN VALUE MUNICIPAL INCOME TRUST ("VALUE MUNICIPAL INCOME TRUST") are scheduled to reorganize into VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II (the "Acquiring Fund") after the close of business on JANUARY 27, 2006.

     The Acquiring Fund currently has two series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have ten series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS and Series B APS, (ii) the Acquiring Fund will issue three new series of APS ("Acquiring Fund Series C APS", "Acquiring Fund Series D APS" and "Acquiring Fund Series E APS") in exchange for Municipal Opportunity Trust II's existing APS ("Municipal Opportunity Trust II Series A APS", "Municipal Opportunity Trust II Series B APS" and Municipal Opportunity Trust II Series C APS", respectively), and (iii) the Acquiring Fund will issue five new series of APS ("Acquiring Fund Series F APS", "Acquiring Fund Series G APS", "Acquiring Fund Series H APS", "Acquiring Fund Series I APS" and "Acquiring Fund Series J APS") in exchange for Value Municipal Income Trust's existing APS ("Value Municipal Income Trust Series A APS", "Value Municipal Income Trust Series B APS", "Value Municipal Income Trust Series C APS", "Value Municipal Income Trust Series D APS" and "Value Municipal Income Trust Series E APS"). The number of days in the regular dividend period for Acquiring Fund Series C APS, Acquiring Fund Series D APS and Acquiring Fund Series E APS will remain the same as the existing APS for Municipal Opportunity Trust II Series A APS, Municipal Opportunity Trust II Series B APS and Municipal Opportunity Trust II Series C APS, respectively (i.e., an auction for Acquiring Fund Series C APS, Acquiring Fund Series D APS and Acquiring Fund Series E APS will occur every 7 days, unless the Acquiring Fund declares a special dividend period). The number of days in the regular dividend period for Acquiring Fund Series F APS, Acquiring Fund Series G APS, Acquiring Fund Series H APS, Acquiring Fund Series I APS and Acquiring Fund Series J APS will remain the same as the existing APS for Value Municipal Income Trust Series A APS, Value Municipal Income Trust Series B APS, Value Municipal Income Trust Series C APS, Value Municipal Income Trust Series D APS and Value Municipal Income Trust Series E APS, respectively (i.e., an auction for Acquiring Fund Series F APS and Acquiring Fund Series J APS will occur every 7 days and an auction for Acquiring Fund Series G APS, Acquiring Fund Series H APS and Acquiring Fund Series I APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

     The next regularly scheduled auction for Municipal Opportunity Trust II Series A APS is expected to occur on January 23, 2006. On January 27, 2006, holders of Municipal Opportunity Trust II Series A APS will receive a dividend representing the four-day period from January 24, 2006 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series C APS will be the rate as determined at the January 23, 2006 auction for Municipal Opportunity Trust II Series A APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series C APS, which is expected to be on January 30, 2006 (i.e., 7 days after January 23, 2006).

     The next regularly scheduled auction for Municipal Opportunity Trust II Series B APS is expected to occur on January 20, 2006. On January 27, 2006, holders of Municipal Opportunity Trust II Series B APS will receive a dividend representing the five-day period from January 23, 2006 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series D APS will be the rate as determined at the January 20, 2006 auction for Municipal Opportunity Trust II Series B APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series D APS, which is expected to be on January 27, 2006 (i.e., 7 days after January 20, 2006).

     The next regularly scheduled auction for Municipal Opportunity Trust II Series C APS is expected to occur on January 24, 2006. On January 27, 2006, holders of Municipal Opportunity Trust II Series C APS will receive a dividend representing the three-day period from January 25, 2006 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series E APS will be the rate as determined at the January 24, 2006 auction for Municipal Opportunity Trust II Series C APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series E APS, which is expected to be on January 31, 2006 (i.e., 7 days after January 24, 2006).

     The next regularly scheduled auction for Value Municipal Income Trust Series A APS is expected to occur on January 26, 2006. On January 27, 2006, holders of Value Municipal Income Trust Series A APS will receive a dividend representing one day, January 27, 2006. The initial dividend rate for the Acquiring Fund Series F APS will be the rate as determined at the January 26, 2006 auction for Value Municipal Income Trust Series A APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series F APS, which is expected to be on February 2, 2006 (i.e., 7 days after January 26, 2006).

     The previous auction for Value Municipal Income Trust Series B APS occurred on January 17, 2006. On January 27, 2006, holders of Value Municipal Income Trust Series B APS will receive a dividend representing the ten-day period from January 18, 2006 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series G APS will be the rate as determined at the January 17, 2006 auction for Value Municipal Income Trust Series B APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series G APS, which is expected to be on February 14, 2006 (i.e., 28 days after January 17, 2006).

     The previous auction for Value Municipal Income Trust Series C APS occurred on January 11, 2006. On January 27, 2006, holders of Value Municipal Income Trust Series C APS will receive a dividend representing the sixteen-day period from January 12, 2006 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series H APS will be the rate as determined at the January 11, 2006 auction for Value Municipal Income Trust Series C APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series H APS, which is expected to be on February 8, 2006 (i.e., 28 days after January 11, 2006).

     The next regularly scheduled auction for Value Municipal Income Trust Series D APS is expected to occur on January 24, 2006. On January 27, 2006, holders of Value Municipal Income Trust Series D APS will receive a dividend representing the three-day period from January 25 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series I APS will be the rate as determined at the January 24, 2006 auction for Value Municipal Income Trust Series D APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series I APS, which is expected to be on February 21, 2006 (i.e., 28 days after January 24, 2006).

     The next regularly scheduled auction for Value Municipal Income Trust Series E APS is expected to occur on January 25, 2006. On January 27, 2006, holders of Value Municipal Income Trust Series E APS will receive a dividend representing the two-day period from January 26, 2006 through January 27, 2006. The initial dividend rate for the Acquiring Fund Series J APS will be the rate as determined at the January 25, 2006 auction for Value Municipal Income Trust Series E APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series J APS, which is expected to be on February 1, 2006 (i.e., 7 days after January 25, 2006).

     The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange

Commission's web site at www.sec.gov.



                                     VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II
                                     VAN KAMPEN VALUE MUNICIPAL INCOME TRUST


Dated: January 20, 2006              By: /s/ PHILLIP G. GOFF
                                         -------------------------
                                         Phillip G. Goff
                                         Chief Financial Officer and Treasurer